UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2018

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

This Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-195124, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

As previously reported, in June 2015, Can-Fite BioPharma Ltd. (the “Company”) received a lawsuit, filed with the District Court of Tel-Aviv, requesting recognition of this lawsuit as a class action. On July 18, 2017, the District Court of Tel-Aviv issued a ruling in which it denied the request to recognize the lawsuit as a class action and awarded the Company an amount of NIS 50,000 (approximately $13,500) to pay the Company’s expenses in relation to such law suit. The claimant filed a petition with the Supreme Court appealing the District Court decision. On December 5, 2018, the Supreme Court dismissed the appeal and as part of a compromise by the claimant not to pursue the appeal, the Supreme Court ordered the Company to return the aforementioned expenses to the claimant. Accordingly, this lawsuit has been finally dismissed and is no longer pending against the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 6, 2018	By:	/s/ Pnina Fishman
Pnina Fishman

Chief Executive Officer

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